SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                 (Amendment No. 3)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  With a copy to:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 61,145,475 shares of Com-mon Stock, no par value (the "Common Stock"), of ITT Corpora-tion, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the num-ber of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until val-idly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 2.  IDENTITY AND BACKGROUND.

                   On February 3, 1997, Arthur M. Goldberg replaced Mat-thew J. Hart as President, Treasurer, Secretary and sole direc-tor of the Purchaser.


         ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE BIDDER.

                   On February 11, 1997, Parent and the Purchaser deliv-ered a notice of nomination (the "Nomination Notice") to the Company, in accordance with their previously announced inten-tion to nominate at the Annual Meeting, if necessary, a slate of nominees who support the Offer and the Proposed Merger, sub-ject to their fiduciary duties. The full text of the Nomina-tion Notice is filed herewith as Exhibit (g)(4) and is incorpo-rated herein by reference. The full text of a press release, dated February 11, 1997, issued by Parent with respect to the Nomination Notice is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.







                   Concurrently with delivery of the Nomination Notice, Parent and the Purchaser delivered a notice of intent to present business (the "Business Notice") to the Company. The Business Notice relates to two resolutions to be proposed by Parent and the Purchaser at the next Annual Meeting of the Com-pany, for approval by stockholders of the Company, in support of the Offer and the Proposed Merger. The full text of the Business Notice is filed herewith as Exhibit (g)(5) and is in-corporated herein by reference.

                   Also on February 11, 1997, Stephen F. Bollenbach, President and Chief Executive Officer of Parent, sent a letter to Rand V. Araskog, Chairman and Chief Executive Officer of the Company. The full text of Mr. Bollenbach's letter is filed herewith as Exhibit (g)(6) and is incorporated herein by refer-ence.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(9)    Press Release, dated February 11, 1997, issued by
                   Parent.

         (g)(4)    Nomination Notice dated February 11, 1997.

         (g)(5)    Business Notice dated February 11, 1997.

         (g)(6) Letter dated February 11, 1997 from Stephen F. Bol-lenbach to Rand V. Araskog (included in Exhibit
                   (a)(9)).






















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                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 12, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer

































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                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 12, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldebrg
                                       Name:   Arthur M. Golberg
                                       Title:  President


































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